T 301 770 3099 F 301 770 3097 www.nabi.com	Nabi Biopharmaceuticals 12276 Wilkins Avenue Rockville, MD 20852

February 3, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Mail Stop 4720

Re:	Nabi Biopharmaceuticals
Preliminary Proxy Statement on Schedule 14A
Filed December 7, 2009
File No. 000-04829

Dear Mr. Riedler:

We have received the Staff’s letter, dated January 20, 2010, which references our letter dated January 6, 2010, which was in response to the Staff’s comment letter, dated December 16, 2009, pursuant to which the Staff commented on the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Nabi Biopharmaceuticals (the “Company”). Our responses to the Staff’s comments in the January 20, 2010 letter are set forth below, with each paragraph numbered to correspond to the numbered comment in such letter.

Pending Confidential Treatment Application

1.	We issued comments on your application for confidential treatment of portions of the NicVax licensing agreement in a separate letter dated January 15, 2010. Please be advised that we will not be in a position to clear your preliminary proxy filing until we resolve all issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment. Pursuant to our recent discussions with the Staff, we have agreed to accept the comments with respect to the confidential treatment request set forth in the Staff’s comment letter dated February 3, 2010.

Mr. Jeffrey P. Riedler Assistant Director Securities and Exchange Commission	February 3, 2010 Page 2 of 2

Proposal One—The NicVAX Agreement and the Transactions Contemplated Thereby

2.	We note your correspondence dated January 6, 2010 and agree with your assessment that pro forma financial information is not required to be provided in your proxy statement. However, we do not concur that historical financial statements are not required to be included in your proxy statement. Please note that Section 1140.6 of the Financial Reporting Manual cited in your response states that proxy statements soliciting authorization for the disposal of a significant business should include audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Please also see the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6. Accordingly, please revise your proxy statement to include the historical financial information required with respect to Nabi.

Response:

The Company has revised its Preliminary Proxy Statement in response to the Staff’s comment to include the Company’s audited financial statements for the fiscal years ended December 27, 2008 and December 29, 2007, as well as the Company’s unaudited financial statements for the quarters ended March 28, 2009, June 27, 2009 and September 26, 2009. Please refer to Amendment No. 1 to the Preliminary Proxy Statement that was filed by the Company on the date hereof.

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Please call upon the undersigned at (301) 255-6830 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours, NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E. F. Fahim
Raafat E. F. Fahim, Ph.D. President and Chief Executive Officer